Exhibit 12.1
CKE RESTAURANTS, INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Fiscal years ended January 31,
	2008	2007	2006	2005	2004
Earnings before fixed charges:

Income (loss) before income taxes and discontinued operations	$59,731	$88,213	$59,747	$23,633	$(11,205)
Fixed charges	63,809	49,447	52,650	68,765	69,945

	$123,540	$137,660	$112,397	$92,398	$58,740

Fixed charges:
Interest expense	$33,033	$19,768	$22,988	$36,775	$40,043
Interest component of rent expense	30,776	29,679	29,662	31,990	29,902

	$63,809	$49,447	$52,650	$68,765	$69,945

Ratio of earnings to fixed charges	1.9	2.8	2.1	1.3	—

Deficiency (if any)	$—	$—	$—	$—	$(11,205)
Rent expense	92,329	89,038	88,985	95,971	89,707
Interest component (1/3 of rent expense)	30,776	29,679	29,662	31,990	29,902